UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2015

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

The following resolutions were adopted at the General Shareholders’ Meeting held April 22, 2015, among others:

1.              The approval of the Annual Report, Statements of Financial Position and  Financial Statements for the year 2014; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.              The approval of earnings distribution and dividend payments;

3.              The approval of Company dividend distribution policy and the distribution and payment procedures utilized;

4.              The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and memebers of the Audit Committee established pursuant to the Sarbanes-Oxley Act; their annual report and expenses incurred by both Committees;

5.              The appointment of PriceWaterhouseCoppers as the Company’s independent auditors for the year 2015;

6.              The appointment of Fitch Ratings and ICR as the Company’s local rating agencies and Fitch Rating and Standard & Poors as the Company’s international rating agencies, for the year 2015;

7.              The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

8.              The appointment of “El Mercurio” from Santiago, as the newspaper where Company notices and shareholders’ meetings announcements should be published.

Regarding number two above, the Shareholders’ Meeting approved payment of a Final Dividend on account of 2014 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

Ch$15.0 (fifteen point zero Chilean pesos)  per each Series A Shares; and

Ch$16.5 (sixteen point five Chilean pesos) per each Series B Shares.

Payment of this dividend will be available beginning May 29, 2015. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

Ch$15.0 (fifteen point zero Chilean pesos)  per each Series A Shares; and

Ch$16.5 (sixteen point five Chilean pesos) per each Series B Shares.

Payment of this additional dividend will be available beginning August 28, 2015. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Santiago, April 23, 2015

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 23, 2015